CHINA WIND SYSTEMS, INC.
No. 9 Yanyu Middle Road
Qianzhou Village, Huishan District, Wuxi City
Jiangsu Province, People’s Republic of China

March 30, 2011

VIA ELECTRONIC SUBMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	China Wind Systems, Inc. Registration Statement on Form S-3 File No. 333-166341

Dear Sir or Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, China Wind Systems, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s Registration Statement on Form S-3 (Registration No. 333-166341), together with all amendments and exhibits thereto (the “Registration Statement”).  The Company is requesting withdrawal of the Registration Statement because it has elected not to pursue the sale of the securities included therein at this time. No securities were sold pursuant to the Registration Statement.

Questions concerning this application for withdrawal may be directed to the Company’s legal counsel, Asher S. Levitsky P.C. of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Thank you for your assistance in this matter.

Sincerely,

China Wind Systems, Inc.

By:	/s/ Jianhua Wu
Jianhua Wu, Chief Executive Officer